

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Moshe Eisenberg
Chief Financial Officer
Camtek Ltd
Ramat Gavriel Industrial Zone 23150
P.O. Box 544
Migdal Ha'Emek, Israel

> **Re: Camtek Ltd**
> **Form 20-F For the Fiscal Year Ended December 31, 2024**
> **File No. 000-30664**

Dear Moshe Eisenberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services